Fulcrum Fitness

Profit and Loss

January - September, 2024

	TOTAL
Income	
Rental Income - Sublease	20,867.04
Sales	498,853.67
Total Income	**$519,720.71**
Cost of Goods Sold	
Cost of Goods Sold	
Apparel	593.63
Total Cost of Goods Sold	**593.63**
Total Cost of Goods Sold	**$593.63**
GROSS PROFIT	**$519,127.08**
Expenses	
Advertising & Marketing	
Advertising	6,937.78
Audio & Video Expense	1,527.00
Marketing	6,570.73
Total Advertising & Marketing	**15,035.51**
Bank Charges	436.72
Charitable Donations	79.50
Dues & Subscriptions	200.00
Interest Expense	154.72
Meals Expense	
M&E - Events and Provisions 100%	137.17
M&E - Meals and Ent 50%	728.02
Total Meals Expense	**865.19**
Operating Expenses	
Computer and Internet Expense	1,789.06
Equipment Rental	2,046.60
Merchant Fees	16,428.39
Office Expenses	308.88
Office/General Administrative Expenses	3,472.48
Software	11,481.97
Telephone Expense	1,523.15
Total Office Expenses	**16,786.48**
Small Equipment	270.44
Total Operating Expenses	**37,320.97**
Overhead Expenses	
Insurance	275.75
Liab Insurance	1,426.25
Total Insurance	**1,702.00**
Rent or Lease	133,989.98
Repair & Maintenance	631.30
Utilities	1,015.07
Total Overhead Expenses	**137,338.35**

	TOTAL
Payroll and Labor Expenses-OTHER	
Health Insurance	1,326.00
Insurance - Workers Comp	2,053.80
Payroll Processing	3,848.37
Payroll Tax	28,675.71
Subcontractors	49,733.11
Total Wages	
Officer Wages	12,600.00
Wages	237,489.59
Total Total Wages	**250,089.59**
Total Payroll and Labor Expenses-OTHER	**335,726.58**
Professional Fees	
Accounting	3,285.00
Legal Fees	79.98
Total Professional Fees	**3,364.98**
Supplies & Materials	117.00
Bathroom Supplies	74.73
Class Supplies	2,524.31
Cleaning Supplies	1,780.82
Team building/Training	1.93
Total Supplies & Materials	**4,498.79**
Taxes and License	
Business Licenses and Permits	173.79
Taxes Paid	480.00
Total Taxes and License	**653.79**
Travel	
Airfare	1,906.93
Local Travel	155.54
Travel Meals	635.51
Total Travel	**2,697.98**
Total Expenses	**$538,373.08**
NET OPERATING INCOME	$ -19,246.00
NET INCOME	$ -19,246.00

Fulcrum Fitness

Balance Sheet

As of September 30, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand - ERC Funds	0.00
Expensify Clearing Account	0.00
Umpqua Ckg -5664 (Operations)	10,345.14
Umpqua Ckg- 3905 (Payroll)	612.52
Total Bank Accounts	**$10,957.66**
Accounts Receivable	
Accounts Receivable	2,511.75
Total Accounts Receivable	**$2,511.75**
Other Current Assets	
ERC Receivable	
ERC Receivable 2020	0.00
ERC Receivable 2021	0.00
Total ERC Receivable	**0.00**
Inventory Asset	0.00
Loan to Shareholders	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$13,469.41**
Fixed Assets	
Accumulated Amortization	-15,666.00
Accumulated Depreciation	-182,949.00
Construction Costs	46,649.01
Equipment for Gym Over $700	37,640.39
Fit3D Machine	15,942.90
Furniture & Equipment	39,408.95
Goodwill	20,000.00
Improvements	32,405.29
Purchased Assets	37,000.00
Website Development	1,000.00
Total Fixed Assets	**$31,431.54**
Other Assets	
Franchise Disclosure	3,000.00
Planning Document - Intangible Asset	39,200.00
Total Other Assets	**$42,200.00**
TOTAL ASSETS	**$87,100.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	

	TOTAL
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase - D. LEVY (3208) - 6	4,874.16
Expensify Card Liability Account	0.00
Total Credit Cards	**$4,874.16**
Other Current Liabilities	
ADP Clearing	-712.88
CENTRA Lease Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
OR Employment Taxes	0.00
OR Income Tax	0.00
OR Transit Taxes	0.00
Oregon Saves - Liability	308.84
Total Payroll Liabilities	**308.84**
PPP Advance Grant	0.00
PPP Loan	0.00
Umpqua LOC (8276)	24,252.16
Total Other Current Liabilities	**$23,848.12**
Total Current Liabilities	**$28,722.28**
Long-Term Liabilities	
EIDL SBA Loan Payable	189,883.00
Accrued Interest	15,028.00
Total EIDL SBA Loan Payable	**204,911.00**
Loan Payable - Barry levy	20,399.00
Loan Payable - David Levy	54,554.97
Loan Payable - Peter Parisot	0.00
Wells Fargo	0.00
Wells Fargo Operating Loan	0.00
Total Long-Term Liabilities	**$279,864.97**
Total Liabilities	**$308,587.25**
Equity	
CPA Adjustments	0.00
Fit Oregon Capital Contribution	0.00
Opening Balance Equity	0.00
Retained Earnings	-110,597.70
Shareholder Equity - Peter	0.00
Parisot; SH Contributions	0.00
Parisot; SH Distributions	0.00
Total Shareholder Equity - Peter	**0.00**
Shareholder Equity- David	-83,256.78
D. Levy; SH Contributions	945.79
D. Levy; SH Distributions	-9,331.61
Total Shareholder Equity- David	**-91,642.60**
Net Income	-19,246.00
Total Equity	**$ -221,486.30**

TOTAL LIABILITIES AND EQUITY	**$87,100.95**

Fulcrum Fitness

Statement of Cash Flows

January - September, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,246.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	0.00
Chase - D. LEVY (3208) - 6	-1,939.94
Expensify Card Liability Account	0.00
ADP Clearing	-712.88
Payroll Liabilities:Oregon Saves - Liability	-1,706.00
Umpqua LOC (8276)	24,252.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,893.34**
Net cash provided by operating activities	**$647.34**
INVESTING ACTIVITIES	
Furniture & Equipment	-106.12
Improvements	-43.97
Franchise Disclosure	-3,000.00
Planning Document - Intangible Asset	-39,200.00
Net cash provided by investing activities	**$ -42,350.09**
FINANCING ACTIVITIES	
EIDL SBA Loan Payable	-9,117.00
Loan Payable - David Levy	-4,112.00
Shareholder Equity- David:D. Levy; SH Distributions	-268.87
Net cash provided by financing activities	**$ -13,497.87**
NET CASH INCREASE FOR PERIOD	**$ -55,200.62**
Cash at beginning of period	66,158.28
CASH AT END OF PERIOD	**$10,957.66**